UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Exact name of registrant as specified in its charter)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

CONTENTS

On March 1, 2024, REE Automotive Ltd. (the “Company”) executed an underwriting agreement (the “Underwriting Agreement”) between the Company and Roth Capital Partners LLC (the “Underwriter”) pursuant to which the Company conducted an underwritten public offering (the “Public Offering”) of 2,000,000 Class A Ordinary Shares, no par value per share (the “ordinary shares”), at a purchase price of $6.50 per share, for aggregate gross proceeds of approximately $13 million. Pursuant to the terms of the Underwriting Agreement, the Company has also granted the Underwriter a 20-day option to purchase ordinary shares of up to 300,000 ordinary shares, or 15% of the number of ordinary shares sold in the Public Offering, solely to cover over-allotments, if any. On March 4, 2024, the Underwriter exercised its overallotment option to purchase an additional 300,000 ordinary shares in full. The Public Offering, including the shares issuable upon the exercise of the overallotment option, is expected to close on March 5, 2024.

At closing, the Company intends to issue 2,300,000 ordinary shares, for aggregate net proceeds of approximately $13.59 million to the Company, after deducting the underwriting discounts and commissions and other estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the Public Offering for general working capital purposes.

The ordinary shares are being offered, issued and sold to the public pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-266902) previously filed with the Securities and Exchange Commission (the “Commission”) and declared effective by the Commission on August 25, 2022, the related preliminary prospectus supplement dated February 29, 2024, and the final prospectus supplement dated March 1, 2024.

Pursuant to the Underwriting Agreement, subject to certain exceptions, the Company’s officers and directors have agreed not to sell or otherwise dispose of any of the Company’s securities held by them for a period of 90 days following the pricing of the Public Offering, subject to customary exceptions. In addition, pursuant to the Underwriting Agreement, subject to certain exceptions, the Company has agreed not to sell or otherwise dispose of any of the Company’s securities held by them for a period of 20 days following the pricing of the Public Offering, subject to customary exceptions.

The Underwriting Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The Underwriting Agreement provides for indemnification by the Underwriter of the Company, its directors and officers, and by the Company of the Underwriter for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

The foregoing summary of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is attached as Exhibit 1.1 to this Form 6-K and incorporated herein by reference.

The legal opinion of Herzog Fox & Neeman relating to the legality of the issuance and sale of the ordinary shares is attached as Exhibit 5.1 to this Form 6-K.

On March 1, 2024, the Company issued a press release titled “REE Announces Pricing of Public Offering of Ordinary Shares,” a copy of which is furnished as Exhibit 99.1 with this Form 6-K.

This Report of Foreign Private Issuer on Form 6-K, including its exhibit, is incorporated by reference into the Company’s registration statements, including its registration statements on Form S-8 (File No. 333-261130 and File No. 333-272145) and registration statements on Form F-3 (File Nos. 333-276757, 333-266902 and 333-258963), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated March 1, 2024 by and between the Company and the Underwriter.
5.1	Opinion of Herzog Fox Neeman.
99.1	Press release issued by REE Automotive Ltd. dated March 1, 2024, titled, “REE Announces Pricing of Public Offering of Ordinary Shares.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

By:	/s/ Avital Futterman
Name:	Avital Futterman
Title:	General Counsel

Date: March 4, 2024

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